Exhibit 99.1

NQ Mobile Inc. Enters into a Definitive Agreement for the

FL Mobile Divestment

BEIJING, May 17, 2016 – (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced an update on the FL Mobile Divestment pursuant to the binding framework agreement announced on August 26, 2015 between the Company and Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co. Ltd., in connection with the Company’s divestment of its entire stake of FL Mobile Inc., NQ Mobile’s majority owned Cayman Islands subsidiary (the “FL Mobile Divestment”).

Shenzhen Prince New Materials Co., Ltd. (“Shenzhen Prince”), a company listed on the Shenzhen Stock Exchange (stock code: 002735) has entered into a share purchase agreement with (i) Dr. Vincent Wenyong Shi (“Dr. Shi”), the chairman and chief operating officer of the Company, (ii) Beijing Jinxin Hengrui Investment Center (Limited Partnership) (“Jinxin Hengrui”), a limited partnership established in the PRC which Beijing Jinxin is a general partner and (iii) a consolidated affiliated entity of the Company (the “Agreement”) to acquire the entire stake of FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”) for a consideration consisting of all cash to the Company and equity to Dr. Shi and Jinxin Hengrui (the “Transaction”). Pursuant to the Agreement, Shenzhen Prince will acquire 64.87% equity interest in FL Mobile beneficially owned by the Company for a cash consideration of RMB3,243.5 million. Shenzhen Prince will purchase the remaining equity interest in FL Mobile held by Dr. Shi and Jinxin Hengrui by issuing its common stock to them. The Transaction values the entire FL Mobile business at RMB5 billion.

The Company will receive all cash for the FL Mobile Divestment consisting of RMB880.0 million from Dr. Shi for the sale of 22.0% equity interest in FL Mobile previously announced on March 24, 2016; RMB656.5 million from Jinxin Hengrui for the sale of 13.13% equity interest in FL Mobile previously announced on May 6, 2016; and RMB3,243.5 million from Shenzhen Prince for the sale of 64.87% equity interest in FL Mobile in the Transaction announced today.

Shenzhen Prince plans to fund the Transaction by equity financing and entered into share subscription agreements with potential investors in connection with the equity financing on the same date. Pursuant to the Agreement, the Company will receive 95% of the cash consideration within 10 days of the closing of such equity financing and the remaining 5% of the consideration, unless the Company breaches the representations and warranties under the Agreement, within 12 months of the date of closing. The Transaction and the equity financing are both subject to customary closing conditions and shareholder approval of Shenzhen Prince and regulatory approval by the China Securities Regulatory Commission.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR